SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 13)*
Scientific Games Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

80874P109
(CUSIP Number)

Frances Townsend Vice Chairman, General Counsel and Chief Administrative Officer MacAndrews & Forbes Incorporated 35 East 62nd Street New York, New York 10065 (212) 572−8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d−1(e), 13d−1(f) or 13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The ROP Revocable Trust dated 1/9/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,802,842 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
36,802,842 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,802,842 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.0%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,705,736 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
36,705,736 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,705,736 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9%; See Item 5
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
27,115,736 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
27,115,736 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,115,736 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.7%; See Item 5
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RLX Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,125,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
3,125,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,125,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,795,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
4,795,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,795,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
770,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
770,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
770,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
900,000 Shares (1)
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
900,000 Shares (1)
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,000 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%; See Item 5
14	TYPE OF REPORTING PERSON
OO
(1)	Represents 550,000 Shares owned by MacAndrews & Forbes Group, LLC, a wholly owned subsidiary of MacAndrews & Forbes LLC, of which MacAndrews & Forbes LLC is the sole member.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
900,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
900,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%; See Item 5
14	TYPE OF REPORTING PERSON
OO

Item 1. Security and Issuer

This Amendment No. 13 to the statement on Schedule 13D, which amends and supplements the Schedule 13D originally filed by MacAndrews & Forbes Incorporated (“M&F”) and SGMS Acquisition Corporation (“SGMS One”) on November 26, 2003, is filed by The ROP Revocable Trust dated 1/9/2018 (the “ROP Revocable Trust”), M&F, SGMS One, RLX Holdings Two LLC (“RLX”), SGMS Acquisition Two LLC (formerly SGMS Acquisition Two Corporation) (“SGMS Two”), SGMS Acquisition Three LLC (“SGMS Three”), MacAndrews & Forbes LLC (“M&F LLC”) and MacAndrews & Forbes Group, LLC (“M&F Group”) (each of the foregoing, a “Reporting Person” and, collectively, the “Reporting Persons”) and relates to the common stock, par value $0.001 per share (“Common Stock”), of Scientific Games Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6601 Bermuda Road, Las Vegas, Nevada 89119.

Item 2. Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule I of the Schedule 13D is hereby amended with the information attached as Schedule I hereto, which amends and restates the information provided with respect to M&F, SGMS One, RLX, SGMS Two, SGMS Three, M&F LLC and M&F Group.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Persons have determined to explore a possible sale of the Common Stock that the Reporting Persons currently hold. As of the date of this Amendment No. 13, the Reporting Persons have not formulated any specific or definitive plan or proposal relating to the matters described in this paragraph, and there can be no assurance that any transaction will occur or as to the terms of any such transaction. The Reporting Persons undertake no obligation to make additional disclosures in connection therewith except to the extent required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Schedule 13D. In addition, each of the Reporting Persons and Schedule I Persons continues to reserve the right to acquire or dispose of securities of the Issuer or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer

The information contained in the first four paragraphs under “(a)-(b)” of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the close of business on July 14, 2020, (i) SGMS One has sole voting power and sole dispositive power over 27,115,736 shares of Common Stock, representing approximately 28.7% of the Common Stock, (ii) RLX has sole voting power and sole dispositive power over 3,125,000 shares of Common Stock, representing approximately 3.3% of the Common Stock, (iii) SGMS Two has sole voting power and sole dispositive power over 4,795,000 shares of Common Stock, representing approximately 5.1% of the Common Stock, (iv) SGMS Three has sole voting power and sole dispositive power over 770,000 shares of Common Stock, representing approximately 0.8% of the Common Stock, and (v) M&F Group (of which M&F LLC is the sole member) has sole voting power and sole dispositive power over 900,000 shares of Common Stock, representing approximately 1.0% of the Common Stock.

Because SGMS One, RLX, SGMS Two, SGMS Three, M&F LLC and M&F Group are wholly owned subsidiaries of M&F, M&F may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by such entities, representing approximately 38.9% of the Common Stock.

The ROP Revocable Trust, as the sole stockholder of M&F, may be deemed to beneficially own all shares of Common Stock beneficially owned by M&F, SGMS One, RLX, SGMS Two, SGMS Three, M&F LLC and M&F Group, which, together with the 97,106 shares of Common Stock owned directly by the ROP Revocable Trust, represent approximately 39.0% of the Common Stock.

Ronald O. Perelman, the sole trustee and beneficiary of the ROP Revocable Trust and Director, Chairman and Chief Executive Officer of M&F, may be deemed to beneficially own all the shares of Common Stock beneficially owned by the ROP Revocable Trust, M&F, SGMS One, RLX, SGMS Two, SGMS Three, M&F LLC and M&F Group described above.

Mr. Perelman also directly owns 8,518 shares of Common Stock, representing less than 0.1% of the Common Stock.

Frances Townsend, Vice Chairman, General Counsel and Chief Administrative Officer of M&F and a member of the Issuer’s board of directors, beneficially owns 70,224 shares of Common Stock, representing less than 0.1% of the Common Stock.

The information contained in the last two paragraphs under “(a)-(b)” of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages set forth in the preceding paragraphs of this Item 5 have been calculated based upon 94,474,877 shares of Common Stock outstanding as of May 5, 2020.

(c) Except as described in Item 3 of the Schedule 13D, none of the persons named above nor any of the Schedule I Persons has effected any transaction with respect to the Common Stock during the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated as of: July 14, 2020
THE ROP REVOCABLE TRUST DATED 1/9/2018

By:	/s/ Ronald O. Perelman
	Name:	Ronald O. Perelman
	Title:	Trustee

MACANDREWS & FORBES INCORPORATED

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
SGMS ACQUISITION CORPORATION

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
RLX HOLDINGS TWO LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
SGMS ACQUISITION TWO LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
SGMS ACQUISITION THREE LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
MACANDREWS & FORBES LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
MACANDREWS & FORBES GROUP, LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF MACANDREWS & FORBES INCORPORATED, SGMS ACQUISITION CORPORATION,
RLX HOLDINGS TWO LLC, SGMS ACQUISITION TWO LLC, SGMS ACQUISITION THREE LLC, MACANDREWS & FORBES LLC
AND MACANDREWS & FORBES GROUP, LLC.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of MacAndrews & Forbes Incorporated, SGMS Acquisition Corporation, RLX Holdings Two LLC, SGMS Acquisition Two LLC, SGMS Acquisition Three LLC, MacAndrews & Forbes LLC and MacAndrews & Forbes Group, LLC are set forth below. The business address of each person listed below is 35 East 62nd Street, New York, New York 10065.

MacAndrews & Forbes Incorporated

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated
Debra G. Perelman	Director of MacAndrews & Forbes Incorporated; President and Chief Executive Officer of Revlon, Inc.
Jeffrey A. Brodsky	Director, Chief Financial Officer of MacAndrews & Forbes Incorporated
Frances Townsend	Vice Chairman, General Counsel and Chief Administrative Officer of MacAndrews & Forbes Incorporated
SGMS Acquisition Corporation

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Ronald O. Perelman (Director, President)	See above
Jeffrey A. Brodsky (Chief Financial Officer)	See above

RLX Holdings Two LLC

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Ronald O. Perelman (President)	See above
Jeffrey A. Brodsky (Chief Financial Officer)	See above

SGMS Acquisition Two LLC

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Jeffrey A. Brodsky (Chief Financial Officer)	See above

SGMS Acquisition Three LLC

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Jeffrey A. Brodsky (Chief Financial Officer)	See above
MacAndrews & Forbes LLC

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Ronald O. Perelman (Chairman and Chief Executive Officer)	See above
Jeffrey A. Brodsky (Chief Financial Officer)	See above

MacAndrews & Forbes Group, LLC

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Ronald O. Perelman (Chairman and Chief Executive Officer)	See above
Jeffrey A. Brodsky (Chief Financial Officer)	See above